Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Income (loss) from continuing
operations before income taxes	332.3	432.3	540.4	615.3	640.7	172.1

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	27.0	19.2	40.9	36.1	34.4	11.9

Portion of rental expense as can be demonstrated to be representative of the interest factor	24.9	28.7	34.7	35.5	39.9	10.3

Total fixed charges	51.9	47.9	75.6	71.6	74.3	22.2

Earnings before income taxes plus fixed charges	384.2	480.2	616.0	686.9	715.0	194.3

Ratio of earnings to fixed charges	7.40	10.03	8.15	9.59	9.62	8.75